CONSENT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
Strong Heritage Reserve Series, Inc.

We consent to the incorporation by reference in Post-Effective Amendment No. 11 to the Registration Statement of Strong Heritage Reserve Series, Inc., on Form N-1A of our report dated April 7, 1999, on our audits of the financial statements and financial highlights of Strong Heritage Money Fund and Stong Investors Money Fund (two of the portfolios constituting the Strong Heritage Reserve Series, Inc.), which report is included in the Annual Report to Shareholders for the year ended February 28, 1999, which is incorporated by reference in the Post-Effective Amendment to the Registration Statement. We also consent to the references to our Firm under the captions "Independent Accountants" in the Statement of Additional Information and "Financial Highlights" in the Prospectus.


PricewaterhouseCoopers LLP


Milwaukee, Wisconsin
June 24, 1999


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